

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

<u>Via E-mail</u>
Yushan Wei
President, Chief Executive Officer and Chairman
GSP-2, Inc.
Gongzhuling State Agriculture Science and Technology Park
Location of 998 kilometers, Line 102
Gongzhuling City, Jilin Province, China

> **Re: GSP-2, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 27, 2012**
> **File No. 333-179225**

Dear Mr. Wei:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement Cover Page</u>

1. Please revise to disclose the name, address and telephone number of your agent for service.

2. For each registered security and accompanying registration fee, please revise to clarify the specific provision of Rule 457 of the Securities Act of 1933 relied upon to calculate the accompanying registration fee and revise the footnotes as applicable. In this regard, we note that Rule 457(o) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee associated with your common stock. For guidance, refer to Rule 457(a) of the Securities Act of 1933 and to Question 240.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

Prospectus Cover Page

3. We note that the registration statement cover page discloses various offering prices for your common stock owned by different selling stockholders ranging from $1.50 to $2.40 per share. Please revise the second paragraph to clarify the offering price of the common stock registered pursuant to this registration statement. Refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 1

4. We note your disclosure in the Our Products section on page 20 that your business and current operations are focused on purchasing, storing and selling corn and corn seed products in China. Please revise this section to provide a more detailed summary of your business and current operations.

5. We note your disclosure in the second paragraph includes a reference to "this report." Please revise the second paragraph and the associated disclosure to reflect its inclusion in this registration statement versus a historic periodic report. Please also revise the prospectus throughout as applicable.

The Offering, page 1

6. Please reconcile your outstanding common stock amounts before and after the offering disclosed in this section with the amounts disclosed in the Authorized Stock section on page 16. Please also revise the prospectus throughout as applicable.

7. We note your disclosure on the prospectus cover page that you intend to apply for quotation on the Over-the-Counter Bulletin Board. Please revise to clarify that there is no trading market for your common stock, you intend to apply for quotation on the Over-the-Counter Bulletin Board, you will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist you.

Risk Factors, page 3

8. Please either add a risk factor about the current slowdown of the Chinese economy and a risk factor about the risk that the publicized accounting failures involving Chinese companies might reduce investor interest in your securities or tell us why you believe those risk factors are not needed.

9. We note that your directors and officers do not appear to have any experience managing a public company. Please revise to include a risk factor discussing that your directors and officers have no experience managing a public company or advise.

10. We note that your executive officers appear to be involved in other business endeavors. Please advise whether your executive officers devote 100% of their time to company affairs. If not, please revise to include a risk factor discussing their time commitment to the company to include quantifying the portion of time that they each devote to company affairs on a weekly or monthly basis.

11. We note that Ally Joy Investments Ltd. owns approximately 67% of your common stock. Please revise to include a risk factor discussing Ally Joy Investments Ltd.'s voting power and control over such a large percentage of your common stock.

12. We note that your revenues have been dependent on a few significant customers. Please revise to include a risk factor discussing your dependence on a few significant customers to include naming the significant customers and quantifying their significance.

13. We note that your corn supply has been dependent on a few significant suppliers. Please revise to include a risk factor discussing your dependence on a few significant suppliers to include naming the significant suppliers and quantifying their significance.

14. We note that your corn seed supply is dependent on a joint use right agreement with Defeng Seed Co., Ltd. To the extent material, please revise to include a risk factor discussing this joint use right agreement and any risks associated with obtaining sufficient corn seed to satisfy your current operations.

Selling Security Holders, page 10

15. Please refer to the last paragraph of this section and delete the knowledge qualifier in the introductory language thereto.

Description of Business, page 17

Corporate Structure, page 18

16. Please revise the first paragraph to define all terms at the time of their first use. In this regard, we note that a number of the entities names have been abbreviated without previously being defined.

17. We note that the corporate structure chart has been provided as of the share exchange in February 2011. Please revise the corporate structure chart to be as of a more recent date.

18. We note your disclosure that Hengchang Business Consultants entered into a series of Contractual Arrangements with each of the Operating Companies and their respective shareholders. Please revise to discuss in greater detail these Contractual Arrangements to include identifying the various types of agreements, the purpose of each agreement, the parties to each agreement and file them as exhibits with the next amendment.

Our Industry, page 18

19. Please revise this section, as applicable, to disclose the source for all industry statistics, trends, growth rates, projections and facts that you cite. To the extent any material is dated or specific to select periods of time, please revise to include appropriate date references.

Corn, page 19

20. Please revise the chart on page 19 to cover 2011.

21. Please revise the fourth paragraph to add balancing language that there is no guarantee that production of, and demand for, corn or hybrid corn will grow or increase as you anticipate.

Corn Seed, page 19

22. Please revise the last paragraph of this section to clarify the expiration of your current provincial hybrid seed distribution license, any renewal requirements and any associated costs with maintaining or renewing such license.

Our Products, page 20

Corn Seed, page 20

23. Please revise to describe the qualities of your two primary seed products, Defeng 359 and Hongyu 29 which purchasers would find material in deciding whether to purchase these or competing types of corn seed, e.g., price, yield, disease-resistance or not, etc. Please clarify whether these seeds are genetically modified or not.

24. We note that you have entered into a joint use right agreement with Defeng Seed Co., Ltd. and in connection therewith you paid Defeng 3 million RMB. Please revise to clarify if this was a one-time payment obligation or is a recurring obligation.

25. Please make the chart included on page 21 large enough to be legible.

26. We note that approximately 22% of your revenue in 2010 was from your corn seed business. We also note that during the first nine months of 2011 you have not generated any revenue from your corn seed business. Please revise this section to discuss the extent to which your corn seed business may be seasonal.

Research and Development, page 22

27. Please revise to quantify the royalty payments that Jilin Academy will receive if you start to sell new crop seeds.

28. We note your disclosure in the Competitive Advantages section on page 23 that you are developing new varieties of corn seed. Please revise this section to discuss each new variety. The discussion should include a clear statement of where you are in the development process, any associated timing and costs, and projected pricing.

29. Please file the R&D agreement with the next amendment and describe its material terms.

Quality Control, page 22

30. We note your disclosure that you believe that your products have generally higher quality standards than the national industry standards in China. Please provide us with the basis for this belief or delete.

Growth Strategy, page 22

31. We note the references in this section to fertilizers. To the extent that you market and sale fertilizers, please revise the Our Products section on page 20 accordingly.

32. We note that this section contemplates that you will enter into corn production through the acquisition of land use rights. We also note your disclosure in the Our Products section on page 20 that you only purchase, store and sell corn. Please advise with a view towards revised disclosure throughout the prospectus how the acquisition of land use rights furthers your current business and operations.

33. Please revise the first paragraph to add balancing language that there is no guarantee that you will be able to achieve your land acquisition, volume, efficiency or profit growth goals.

Competition, page 22

34. Please revise the second paragraph on page 23 so that it consists of sentences. It appears to say that the major international competitors have better products but are still developing marketing expertise for the Chinese market. If so, please add an appropriate risk factor.

35. Please disclose what percentage of the corn seed market in China you have.

Competitive Advantages, page 23

36. Refer to the second bullet. Please revise the Business section to disclose the special characteristics of each of your products, the percentage each has of your sales, and the price.

Management's Discussion and Analysis of Financial Condition, page 26

Results of Operations for the Three and Nine Months ended September 30, 2011, page 29

Revenues, page 30

37. We note the last paragraph of this section. In an appropriate place, please discuss seasonality as it affects your revenues.

Directors, Executive Officers, Promoters and Control Persons, page 41

38. Please revise this section to provide the information required by Item 401 of Regulation S-K for Yufeng Wei, your Chief Operating Officer, or advise.

39. Please revise Messrs. Wei and Li's biographies to include the information required by Item 401 of Regulation S-K and specifically to clearly disclose the positions held by each executive officer during the past five years. If each person is not employed on a full time basis by you, describe the other business activities in which they are concurrently engaged.

Term of Office, page 42

40. Please revise the third paragraph to cover the ten year look-back period required by Item 401(f) of Regulation S-K.

Executive Compensation, page 43

41. We note that you have entered into various agreements with your directors which provided for specified compensation in 2011. Please revise to include a "Director Compensation" table with associated footnote disclosure. Refer to Item 402(r) of Regulation S-K.

Summary Compensation Table, page 43

   42. Please revise the introductory language to match the information presented in the table.

Employment Agreements, page 43

   43. Please delete the incorporation by reference references included after each employment agreement summary as you do not appear to satisfy General Instruction VII of Form S-1 or advise. Please also revise the prospectus throughout to remove any other similar references.

Security Ownership of Certain Beneficial Owners and Management, page 45

   44. Please revise the table to provide the information required by Item 403(b) of Regulation S-K for Yuejun Li, your Chief Financial Officer, or advise. Please also revise Yufeng Wei's title which appears incorrect.

   45. For Ally Joy Investments Ltd., please disclose the natural person who has voting or investment power with respect to the common stock listed in the table.

Transactions with Related Persons, Promoters and Certain Control Persons, page 46

Transactions with Related Persons, page 46

   46. Please revise this section to include the information required by Item 404 of Regulation S-K. In this regard, we note that the disclosure in this section is dated and has not been provided for your last fiscal year but rather 2010. Please revise. Please also reconcile the disclosure in this section with the disclosure contained in Note 10 to your unaudited financial statements.

Part II

Item 15. Recent Sales of Unregistered Securities, page 49

   47. We note that you completed a share exchange in February 2011. Please revise this section to include the information required by Item 701 of Regulation S-K.

Signatures, page 52

   48. Please revise the first paragraph to delete the reference to Voiceserve, Inc. or advise.

Yushan Wei
GSP-2, Inc.
February 23, 2012
Page 8

49. Please revise the second half of your signature page to include the signature of your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacity, please revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or, in his absence, me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director